Joseph A. Hall +1 212 450 4565 joseph.hall@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

February 9, 2023

Re:	Galaxy Digital Inc. Registration Statement on Form S-4 Filed January 28, 2022 File No. 333-262378

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, DC 20549-4631

Attn:	David Gessert Sandra Hunter Berkheimer Mark Brunhofer Sharon Blume

Ladies and Gentlemen:

On behalf of our clients Galaxy Digital Inc., a Delaware corporation (“GDI” or the “Company”), and Galaxy Digital Holdings Ltd., a Cayman Islands exempted company (“GDHL,” and together with GDI, “Galaxy”), we are responding to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Galaxy’s Registration Statement on Form S-4 (File No. 333-262378) (the “Registration Statement”) contained in the Staff’s letter dated February 11, 2022. Galaxy has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) together with this response letter. Amendment No. 1 also contains certain additional updates and revisions. We would be pleased to provide courtesy copies of Amendment No. 1 to the Staff on request.

Set forth below are Galaxy’s responses to the Staff’s comments, with the exception of (i) numbers one through nine, which we previously responded to in our letter dated April 18, 2022 and (ii) numbers 12 through 15, 18, 35, 36, 46, 48, 61 and 77 through 91, which solely concern BitGo Holdings, Inc. (“BitGo”) and/or Galaxy’s proposed acquisition of BitGo (the “BitGo Acquisition”). On August 15, 2022, Galaxy announced the termination of its merger agreement with BitGo, and as a result, the Registration Statement will no longer register the issuance of shares of GDI’s Class A common stock to BitGo stockholders as partial consideration for the BitGo Acquisition, and the BitGo Acquisition is no longer probable. Corresponding changes have been made throughout Amendment No. 1. Galaxy has also omitted references to BitGo in response to certain other of the Staff’s comments where the information called for is no longer relevant.

For convenience, the Staff’s remaining comments are repeated below in italics, followed by Galaxy’s responses to the comments. Where applicable, we have included page numbers to refer to the location in Amendment No. 1 where revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used as defined in Amendment No. 1. Certain confidential information that is relevant to Galaxy’s responses below are included in Annexes to this letter, which will be submitted separately pursuant to a request for confidential treatment.

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Registration Statement on Form S-4 Filed January 28, 2022
General

10.	We note your revisions in response to comment 2. Please revise your risk factor disclosure to clarify, if true, that your policies and procedures are intended to enable you to make risk-based assessments regarding the likelihood that a particular digital asset could be deemed a security under applicable laws, and are not legal determinations as to whether a particular digital asset is a security under the federal securities laws.

Although Galaxy acknowledges in the risk factor on pages 50 – 53 and under “Government Regulation—United States” on pages 228 – 229 the possibility that its federal securities law analytical process may yield results that are inconsistent with future determinations made by the SEC or a court, Galaxy’s legal department makes a legal determination as to the federal securities law status of each digital asset in which Galaxy transacts in light of available facts, case law and other authorities, except where the nature of its transactions in a particular digital asset would not be inconsistent with its legal obligations under the federal securities laws even if such digital asset were determined to be a security (for example, digital assets in which Galaxy transacts only outside the United States with non-U.S. clients and counterparties). Therefore Galaxy does not consider it appropriate to state in this risk factor that its determinations are merely “risk-based assessments,” as that could be read to suggest that Galaxy inappropriately transacts or intends to transact in digital assets in a manner inconsistent with its obligations under the federal securities laws on the basis that the commercial benefits of doing so outweigh the potential legal and regulatory consequences.

11.	We note your disclosure throughout that you provide institutions and direct clients with a full suite of financial solutions spanning the digital assets ecosystem. Please define the term “direct clients” on first use and revise to clarify whether any of your clients are retail investors. In addition, we note your disclosure throughout that GDT provides access to over 100 globally traded cryptocurrencies to over 690 unique clients and counterparties across a full suite of service offerings. Please revise your disclosure to explain what you mean by “unique clients.”

In response to the Staff’s comment, Galaxy has replaced references to “direct clients” and “unique clients” with “Qualified Individuals” and included a definition of “Qualified Individuals” in the Glossary on page 319. Galaxy advises the Staff that Galaxy does not service retail investors. Our clients are institutions, Eligible Contract Participants, as defined by the U.S. Commodities Exchange Act of 1936, knowledgeable employees of Galaxy and accredited investors, who are usually high-net-worth individuals.

16.	We note throughout that you refer to both “digital asset trading platforms” and “digital asset exchanges.” Please revise to clarify whether each of these terms carries a different definition. If the terms are used interchangeably, please consider revising to refer just to “digital asset trading platforms.”

Galaxy advises the Staff that “digital asset trading platforms” and “digital asset exchanges” were used interchangeably and do not carry different definitions. Galaxy has revised the disclosure throughout Amendment No. 1 to refer to “digital asset trading platforms” in response to the Staff’s comment.

February 9, 2023	GLXY-2

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

17.	Please revise to clarify whether GDAM is currently a custodian of digital assets. If so, please explain how they custody such assets.

Galaxy advises the Staff that Galaxy Asset Management, or GAM (formerly known as GDAM) is not a custodian of digital assets. Galaxy has revised the disclosure on page 16 and throughout Amendment No. 1 in response to the Staff’s comment.

19.	Please revise to clarify whether, as part of its CMA in 2019, or otherwise, Galaxy Digital Partners LLC was approved by FINRA to do a digital assets business. Additionally, please disclose the types of assets it currently trades. Further, if it trades digital assets, please identify such assets.

Galaxy has revised the disclosure on page 204 in response to the Staff’s comment. With respect to digital assets and digital asset securities, Galaxy advises the Staff that Galaxy Digital Partners LLC, has made a business decision to wait until there is greater regulatory clarification as to how transactions by registered broker-dealers in digital assets or digital asset securities will be regulated. Should GDP determine to expand its business, it will conduct a materiality consultation or file a Continuing Membership Application with FINRA, as necessary. In this regard, GDP does not currently:

•	Engage in underwriting services or private placement services with respect to digital securities (e.g., tokens, initial coin offerings or other digital representations of securities on a blockchain);

•	Buy or sell any virtual currency;

•	Accept cryptocurrency as payment for services;

•	Carry accounts of any type for customers;

•	Handle or hold funds or securities on behalf of customers;

•	Hold any part of a public offering in inventory;

•	Extend margin;

•	Issue research reports;

•	Underwrite municipal securities or otherwise engage in municipal securities business;

•	As underwriter or selling group member, allocate securities to customer accounts;

•	Serve as managing underwriter or lead bookrunner; or

•	Perform settlement of securities transactions.

20.	Please revise to clarify whether GDPI is currently registered as a broker-dealer.

Galaxy has revised the disclosure on pages 17, 164 and 205 in response to the Staff’s comment. Galaxy advises the Staff that Galaxy Principal Investments, or GPI (formerly known as GDPI) is not currently registered, or required to be registered, as a broker-dealer. As described on pages 17, 164 and 205 – 207 of the disclosure under Principal Investments, GPI manages a diverse portfolio of largely private investments across the digital assets industry. GPI does not engage in the business of effecting transactions in securities for the account of others (i.e., as a “broker”) nor does GPI engage in the business of buying and selling securities for its own account, other than in its capacity as an investor (i.e., as a “dealer”).

February 9, 2023	GLXY-3

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

21.	We note your response to comment 6. Please provide us with a materially complete description of how the secondary marketplace will operate. Please also expand your legal analysis to address the operation of the secondary marketplace.

Galaxy advises the Staff that it has provided its response within Annex A hereto.

Cover Page

22.	We note your disclosure that Michael Novogratz is expected to own approximately 62.3% of Pubco’s voting power immediately following the reorganization and the reorganization merger (or 56.5%, if the BitGo Acquisition is consummated). Please revise to disclose whether you intend to rely on Nasdaq listing standards for a “controlled company.”

Galaxy has revised the disclosure on the cover page in response to the Staff’s comment.

Basis of Financial Statement Presentation, page i

23.	We note your response to prior comment 9. Although it is clear that your proposed acquisition of BitGo is contingent upon the completion of your Reorganization and Reorganization Merger, as defined in your submission, it is also clear from disclosure in the last paragraph on page 3 that your Reorganization and Reorganization Merger transactions are not conditioned on the completion of your acquisition of BitGo. In addition, you disclose in the second paragraph on page ii that Galaxy Digital Inc. was formed primarily for the purpose of consummating the Reorganization and Reorganization Merger and facilitating the BitGo Acquisition, not solely for the purpose of completing the BitGo Acquisition. Please tell us whether you and your board of directors are required to complete your Reorganization and Reorganization Merger if approved by shareholders even if the BitGo shareholders do not approve the sale to you. If you must complete the Reorganization and Reorganization Merger transactions, if approved by shareholders, regardless of the outcome the BitGo shareholder vote, we find it difficult to conclude that Galaxy Digital, Inc. was formed solely for the purpose of completing the BitGo Acquisition. Depending on your answer to this question either:

•	Provide the audited financial statements of Galaxy Digital Inc. as previously requested; or

•	Revise your disclosure on page ii to clarify how Galaxy Digital Inc. is formed solely for the purpose of completing your acquisition of BitGo.

At the Staff’s request, Galaxy has provided the audited financial statements of GDI in Amendment No. 1, but for the avoidance of doubt, Galaxy maintains its position that GDI is a “business combination related shell company.” GDI was formed by GDHL, which is not a shell company, solely for the purpose of completing the Reorganization and the Reorganization Merger.

February 9, 2023	GLXY-4

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

In response to the Staff’s comment, Galaxy and its board of directors are not required to complete the Reorganization and Reorganization Merger, even if the Reorganization is approved by Galaxy shareholders. Although GDHL shareholder approval is a condition to completing the Reorganization, nothing in GDHL’s articles of association, the laws of the Cayman Islands or the rules and regulations of the TSX would obligate Galaxy to complete the Reorganization once it is approved by GDHL shareholders. Galaxy further notes that the Reorganization Merger is a short-form merger to be carried out pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”), which statute does not require shareholder approval.

A “business combination related shell company” is defined in Rule 405 under the Securities Act as a shell company that is formed by an entity that is not a shell company solely for the purpose of completing a business combination transaction among one or more entities other than the shell company, none of which is a shell company. Rule 165(f)(1) under the Securities Act defines a “business combination transaction” as any transaction specified in Rule 145(a) under the Securities Act or exchange offer. The Reorganization is a “business combination transaction,” as it contemplates the redomiciliation of GDHL from the Cayman Islands to Delaware, and reclassification of GDHL’s ordinary shares as shares of Class A common Stock of GDH Delaware, in a transaction to be submitted for the vote of GDHL shareholders. The Reorganization is therefore a transaction within the scope of Rule 145(a) under the Securities Act, under paragraph (1) of such section, which provides that “an offer … or sale shall be deemed to be involved, within the meaning of section 2(3) of the Act … [where] there is submitted for the vote or consent of such security holders a plan or agreement for … a reclassification of securities … which involves the substitution of a security for another security.”

In the Reorganization Merger, each outstanding share of GDH Delaware’s Class A common stock will automatically convert into one share of GDI’s Class A common stock, and the rights of a holder of GDI’s Class A common stock will be identical to the rights of a holder of GDH Delaware’s Class A common stock immediately prior to the Reorganization Merger. To our knowledge, the Staff has never before concluded that a short-form merger under Section 253 of the DGCL forever results in “former shell company” status for the newly formed surviving entity. Deeming GDI to be a “shell company” that is not a “business combination related shell company” under these facts and circumstances would mean that every newly formed entity that proposes to undertake a short-form merger with a parent entity that is not a shell company pursuant to Section 253 of the DGCL (or a similar parent/subsidiary merger statute of another jurisdiction) would also be a “shell company” that is not a “business combination related shell company.”

A Letter from Michael Novogratz, our Founder and Chief Executive Officer, page v

24.	We note that you have included a letter from your founder in the forepart of the prospectus. Please revise your disclosure in the letter to ensure that it provides a balanced view of Galaxy Digital and its business. For example purposes only, please address the most material challenges, obstacles and risks to your business and financial condition, and the impact of those risks to investors, including regulatory uncertainty surrounding digital assets and the likelihood of additional regulatory and legislative action in this regard.

Galaxy has revised the disclosure on pages v – vi in response to the Staff’s comment.

February 9, 2023	GLXY-5

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Prospectus Summary
Information About Galaxy Digital
Our Products and Services, page 23

25.	We note the revisions you made on page 24 in response to prior comment 11. Please revise to address the following:

•	Describe how GDPS holds digital assets in omnibus accounts for the benefit of its clients. Your disclosure should address, without limitation, how ownership of these digital assets is recorded on and/or off the blockchain;

•	Disaggregate the amount of digital assets held in custody by (i) that held for Galaxy (including GDPS) customers, (ii) that held for BitGo customers, (iii) that held for your own account, (iv) that held in omnibus accounts and (v) that held in custodial wallets; and

•	Clarify whether the maximum amount of digital assets held in custody for BitGo’s customers for the nine month period ended September 30, 2021 was $35.5 billion, as disclosed on page 24, or $45.3 billion as stated in your January 4, 2022 response letter.

Galaxy has revised the disclosure on pages 17 – 18 in response to the Staff’s comment. Please note that the Galaxy Digital Prime Services (“GDPS”) legal entity has been renamed GalaxyOne Prime LLC (“GPL”). For the reasons set forth in the cover page of this letter, the portions of the Staff’s comment regarding BitGo are no longer applicable.

The Cryptoeconomy
Tokenization, page 26

26.	On pages 28 and 282, you present four illustrative examples of non-fungible tokens (NFTs) owned by Galaxy Digital and its related parties. Your disclosure suggests that each of the NFTs pictured have been sold. If true, please tell us why you believe it is appropriate to depict assets currently owned by others in your prospectus. Please also identify who the related parties are, the nature of your relationship with them, and how that relationship is reflected in your financial statements.

Galaxy advises the Staff that each of the four NFTs presented in the illustrative example provided is owned either by Galaxy Digital LP, which is a direct subsidiary of GDH LP and will be a consolidated subsidiary of GDI upon consummation of the Reorganization and Reorganization Merger, or Galaxy Interactive Fund I, which is a non-consolidated sponsored fund under GDAM in which Galaxy holds a minority interest reflected as an investment on the consolidated balance sheet. Each of the four NFTs was sold to Galaxy or such related party on the respective dates disclosed in Amendment No. 1 and have not since been resold to any other party. CryptoPunk #8466 and Chromie Squiggle #2381 are owned by Galaxy Digital LP, and were purchased on October 30, 2021 and November 4, 2021, respectively. Twin Flames #87 and the matching Cyanotype are owned by Galaxy Interactive Fund I, and were purchased on September 1, 2021. Because Galaxy Interactive Fund I is not a consolidated entity, the NFTs owned by the fund do not appear on Galaxy’s consolidated balance sheet. By contrast, the NFTs owned by Galaxy Digital LP are accounted for as digital intangible assets on Galaxy’s balance sheet given that Galaxy Digital LP is a consolidated entity. Galaxy has revised the disclosure on page 210 in response to the Staff’s comment.

February 9, 2023	GLXY-6

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

27.	Please tell us how you account for the NFTs you own and reference for us the authoritative literature you rely upon to support your accounting. In your response, tell us:

•	The nature of these NFTs;

•	Describe the technology underlying them and how it works; and

•	Explain how the technology serves to provide you both control and the benefit of an asset.

The nature of these NFTs

Digital assets typically utilize blockchain technology to facilitate the creation, transfer, holding, recordation, destruction or other use of such digital assets. Through this technology, the ownership records of digital assets are secured using cryptography that is designed to allow the holders of digital assets to prove ownership of such digital assets, as well as to transfer and record transfers of such digital assets on public, transparent decentralized ledgers. Digital assets, including cryptocurrencies such as Bitcoin and Ether, are typically fungible, meaning that they are interchangeable and divisible; for example, any one unit of BTC (or a fraction of such unit) has the same validity and market value as any other unit (or fraction of such unit) of BTC. There is, however, an emerging class of digital assets, known as “non-fungible tokens” or “NFTs,” that are distinct from traditional cryptocurrencies like Bitcoin and Ether in that they are not fungible. NFTs are considered non-fungible because each NFT is programmed to contain a unique cryptographic identifier (known as the “tokenID”) that, together with the smart contract address (known as the “contract address”) from which the NFT is generated, renders each NFT wholly unique from every other NFT or digital asset. As no two NFTs bear the same tokenID and contract address, no one NFT can be interchanged with any other NFT, nor can any NFT be divided into subcomponents.

As of September 30, 2022, and as reflected on Galaxy’s consolidated balance sheet, Galaxy directly holds twelve NFTs, from two different collections, which represent certain rights related to unique pieces of digital artwork. The acquisition costs and estimated value for these NFTs were less than $2.7 million, and included in digital intangible assets on the Company’s consolidated statements of financial position. Galaxy does not consider the acquisition costs to be material to the users of its financial statements. In October 2022, Galaxy minted 3,210 NFTs, “The Explorer Collection,” derived from our logo, as described in further detail in Amendment No. 1. The de minimus cost of generating the Explorer NFTs was expensed as incurred.

As of September 30, 2022, Galaxy owned eleven “CryptoPunk” 1 NFTs, which are part of a class of non-fungible tokens created on the Ethereum blockchain, sometimes referred to as profile pictures or “PFPs,” which are essentially unique digital avatars. There are 10,000 CryptoPunk NFTs, each of which grants to the owner of such CyptoPunk NFT a limited license to display and commercialize the image linked to such CryptoPunk NFT.2 Each PFP is unique, possessing a different set of visual attributes that may include eyewear, jewelry, or certain facial features. The combinations and rarities of all such visual attributes were algorithmically predetermined by the CyptoPunk project creators, and such visual attributes were assigned to each PFP randomly at the point that each CryptoPunk NFT was “minted” (created) by a user. CryptoPunks were created in June 2017, making them one of the oldest digital art collections issued as non-fungible tokens. As such, CryptoPunks themselves pre-date the prevailing Ethereum token standard that today is widely used for such projects, ERC-721.

1 See, CryptoPunks, Larva Labs https://www.larvalabs.com/cryptopunks.

2 Id.

February 9, 2023	GLXY-7

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Galaxy also owns a “Chromie Squiggle,”3 which is a different style of digital art known as “generative art.” Generative artwork has existed for decades and involves the use of a computer to introduce randomness into the creation process. Instead of designing all parts of the artwork directly and controlling the entire process of creation, generative artists create software code that is utilized to generate a randomized output based on certain predetermined characteristics. Chromie Squiggles were the first generative art collection created as part of “Art Blocks,” which is a marketplace for generative artwork issued as NFTs on public blockchains. Each Chromie Squiggle has different visual characteristics, including, for example a number of points, colors, and gradients, amongst other characteristics. Like CryptoPunks, there are a total of 10,000 Chromie Squiggle NFTs. Ownership of a Chromie Squiggle NFT grants to the owner of such Chromie Squiggle NFT a limited license to display the one Chromie Squiggle digital artwork linked to such Chromie Squiggle NFT. As of September 30, 2022, the Company owned one Chromie Squiggle NFT.

Many popular NFT collections, including both the CryptoPunks and Chromie Squiggle collections, provide the holder of the NFT with certain rights to display and commercialize the underlying digital artwork through the terms of a revocable license. In some cases, such IP rights may be limited to and governed by an open-source license for personal, non-commercial use. In such cases, the holder of the NFT may not be able to modify the underlying digital artwork, advertise, market, or sell any third-party products or services associated with the underlying digital artwork. Other NFTs may be issued with “no rights reserved” and may allow the NFT holder to use the underlying digital artwork without limitation. The NFTs noted above have historically been subject to the “NFT License 2.0”4 which was developed by Dapper Labs, Inc. Such license grants to the NFT holder a worldwide, nonexclusive, royalty-free license to use, copy, and display the digital artwork linked to the owned NFT for certain limited purposes including personal, non-commercial use and use in a marketplace that permits the purchase and sale of the owned NFT. The NFT License 2.0 also grants to the NFT holder a limited, worldwide, nonexclusive license to use, copy, and display the digital artwork linked to the owned NFT for the purpose of commercializing the NFT holder’s own merchandise that includes, contains, or consists of the digital artwork linked to the owned NFT, provided that such commercial use does not result in the NFT holder earning more than one hundred thousand dollars ($100,000) in gross revenue per year. The NFT License 2.0 permits the display, sale and transfer of the NFT, but has certain limitations with respect to the use of the underlying digital artwork. Specifically, the Company may not modify the digital artwork, use the digital artwork to market or sell third-party products or attempt to trademark or otherwise obtain rights to the underlying digital artwork, among other restrictions. As of August 15, 2022, however, CryptoPunks NFTs are no longer governed under the NFT License 2.0, but instead governed under a new license, called the “CryptoPunks Terms,” issued by Yuga Labs Inc.5 Unlike the NFT License 2.0, the terms applicable to CryptoPunks NFTs grant CryptoPunks NFT holders an exclusive, universe-wide, royalty-free, sublicensable license to display, reproduce, distribute, prepare derivative works based upon, publicly perform, transmit, and otherwise use and exploit the digital artwork linked to the owned NFT for certain limited purposes and to commercialize such digital artwork, without any dollar-threshold restrictions on such commercialization.

The underlying technology

Both CryptoPunks and Chromie Squiggles are NFTs which utilize the Ethereum blockchain to facilitate the creation and transfer of the NFT. In the case of CryptoPunks, the Ethereum smart contract used to generate the NFT contains a cryptographic hash of the composite image of all CryptoPunks ever created, and this hash is embedded in the Ethereum smart contract itself. Anyone can verify that a CryptoPunk is genuine by independently calculating the cryptographic hash of the original composite image and comparing that hash to the hash stored and recorded on the original CryptoPunks smart contract.

3 See, Erick Calderon, Chromie Squiggles Explorer, https://chromie-squiggles.com/.

4 See Dapper Labs, Inc., NFT License 2.0, https://www.nftlicense.org/.

5 See Yuga Labs, Inc., CryptoPunks Terms, https://licenseterms.cryptopunks.app/

February 9, 2023	GLXY-8

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

In the case of Chromie Squiggles, the image of each individual Chromie Squiggle was generated by a script that is built into the smart contract itself. During the minting process for each Chromie Squiggle, the generative art script randomly generates an input hash, and outputs a unique image with varying colors, gradients, number of points, and other visual characteristics. The Chromie Squiggle generative art script, which exists in the form of information recorded on the blockchain, will always generate the same exact art for a specific input hash. However, given that the Chromie Squiggle generative art script also randomly generates an input hash every time it is executed, the script will virtually always generate unique art every time it runs, as it is mathematically unlikely that two of the same input hashes would be randomly generated sequentially.

Like other digital assets, ownership of NFTs is recorded on a blockchain and the transfer of such NFTs is facilitated using an alphanumeric string referred to as a “private key.” Holders of a private key may initiate transfers of the NFT linked to such private key to another blockchain user. Users maintain a public address on the blockchain, referred to as a “wallet address” that is derived by mathematical manipulation of the private key. Wallet addresses are the entries on the distributed ledger indicating the ownership of the quantity of digital assets and which private key permits the transfer of such assets.

For our NFTs that are native to the Ethereum blockchain, we observe that the Ethereum blockchain is open-source software that permits users to create certain types of digital assets that are recorded and transferred on the Ethereum blockchain. As such, the underlying software does not limit persons or entities that desire to issue NFTs (or other digital assets). In the case of NFTs that grant certain rights to digital artworks, such NFTs typically trade on secondary markets in a similar fashion to the way physical artwork trades privately or in wholesale markets. Users may initiate a transfer of the NFT using their private keys to create transactions, recorded on the underlying blockchain, that move an NFT into the possession of another user (i.e., by transferring the asset to the counterparty’s wallet address) on a peer-to-peer basis without the involvement of a third party.

Owners’ control and benefit

The commercial reasons for Galaxy holding these NFTs is based on the Company’s deep interest in and commitment to the advancement of the digital assets ecosystem, and our desires to collect aesthetic and innovative artwork, support the artists who create such works, and advance knowledge of and interest in the digital assets ecosystem. The benefits associated with owning these NFTs include (1) the benefits and detriments associated with increases or decreases in the fair value of the NFT, which may be sold in secondary markets, as well as (2) limited rights to use the underlying digital artworks linked to such NFTs, subject to the license described above.

Galaxy notes that its NFT collection is not material to its consolidated financial statements. In assessing the appropriate accounting for NFTs held, Galaxy first considered whether NFTs meet the definition of an “asset” based on the FASB Statement of Financial Accounting Concepts 6 (“CON 6”). Specifically, CON 6 defines an asset as follows:

February 9, 2023	GLXY-9

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

25. Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events.

26. An asset has three essential characteristics: (a) it embodies a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflows, (b) a particular entity can obtain the benefit and control others’ access to it, and (c) the transaction or other event giving rise to the entity’s right to or control of the benefit has already occurred. Assets commonly have other features that help identify them—for example, assets may be acquired at a cost and they may be tangible, exchangeable, or legally enforceable.

While Galaxy does not obtain ownership of the underlying digital artwork associated with the NFTs it owns, the NFTs Galaxy owns represent rights to probable future economic benefits (i.e., Galaxy has a limited license to use the art for certain purposes as described above). Specifically, Galaxy is entitled to benefit from the future appreciation (if any) in value associated with the NFTs (and their related rights), given that the NFTs are freely transferable on a variety of NFT marketplaces, without limitation. Galaxy observes that the purchase of its NFTs is fundamentally different from entering into a non-transferable license for intellectual property, where such costs are not typically capitalized. For its NFTs, Galaxy retains the ability to display and resell the NFT (among other rights), which is not dissimilar to other digital assets where the primary benefits may be to profit from future price appreciation.

In evaluating whether Galaxy controls such benefits, Galaxy notes that ASC 606-10-25-25 outlines concepts of “control” as follows: “Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.” As noted above, the ownership of the underlying digital artwork is not controlled by the owner of the NFT. However, the NFT represents a token of the underlying artwork and its economic benefit is separate from the copyright of the underlying artwork in that it has its own secondary market and permissible uses such as a PFP. Like other digital assets recorded and transferred on public blockchains, the NFTs are controlled by the user who possesses the private keys necessary to initiate the transfer on the public blockchain. By possessing the private keys that control the NFTs (e.g., the CryptoPunk and Chromie Squiggle) associated with a particular wallet address(es), Galaxy maintains control over the NFTs. In addition, while Galaxy’s NFTs remain subject to the terms and conditions described above, Galaxy has not encumbered or otherwise impaired its ability to display, resell or otherwise enjoy the benefits afforded to Galaxy by its NFTs.

In assessing the accounting classification of its NFTs, Galaxy observes that its NFTs are not financial assets as none of them represent rights or claims to cash or other financial assets. The NFTs do not represent equity securities as they do not embody rights and preferences that are similar to an “ownership interest,” or an equity or debt security. Further, NFTs do not represent inventory given that inventory includes assets that are generally tangible (i.e., they have physical substance). As Galaxy’s NFTs do not meet the definitions of or requirements to be classified as a financial asset, an equity or debt security, or inventory, they are therefore classified as intangible assets subject to ASC 350-30, General intangibles other than goodwill and held on the balance sheet at the lower of cost or impaired value.

28.	As a follow-up to the preceding comment, please tell us how you are accounting for your minority investment in Candy Digital as identified on page 27, whether that accounting results in Candy Digital’s NFT activities being reflected in your financial statements, and if reflected, whether your accounting for the investment depicts their NFT activities in a manner consistent with your accounting policies for NFTs you own.

February 9, 2023	GLXY-10

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Galaxy advises the Staff that its minority investment in Candy Digital is held at fair value. This investment was determined to be an Equity Method Investment per ASC 323 for which Galaxy elected the Fair Value Option per ASC 825. As a result, Galaxy does not consolidate Candy Digital, and Candy Digital’s NFT activities are not reflected in Galaxy’s consolidated financial statements.

Our Business Model, page 32

29.	We note the revisions you made beginning on page 288 to prior comment 7. Please revise to provide similar disclosure regarding the business conducted by the companies that you have acquired in the Prospectus Summary.

Galaxy has revised the disclosure on pages 23 – 24 in response to the Staff’s comment.

Information About Galaxy Digital
Recent Developments, page 36

30.	We note your disclosure on page 211 that GDH LP closed a private offering of $500.0 million of its 3.00% Senior Exchangeable Notes in December 2021. Please expand your disclosure to indicate the exemption from registration claimed and disclose the terms of conversion or exercise of the securities. Please make similar changes elsewhere in the registration statement where this disclosure appears.

Galaxy has revised the disclosure on page 27 and throughout Amendment No. 1 in response to the Staff’s comment.

Overview of Proposed Transactions, page 39

31.	We note your disclosure that Michael Novogratz, the Chief Executive Officer and Founder of GDHL, will hold 56.5% of the combined voting power of Pubco’s common stock. We note that your chart on page 41 discloses that GGI, which is controlled by Mr. Novogratz, will hold 56.3% of the voting interests. Please revise this discrepancy or explain.

Galaxy advises the Staff that, as was disclosed in the chart on page 41 of the initial filing of the Registration Statement, based on beneficial ownership and share count information as of January 14, 2022, GGI would have held approximately 56.3% of the voting interests in GDI after giving effect to the Reorganization, the Reorganization Merger and the BitGo Acquisition by virtue of the Class B common stock that it would have had, and GGI also would have indirectly held approximately 0.1% of the voting interests in GDI by virtue of the Class A common stock that Novofam Macro LLC, a wholly owned subsidiary of GGI, would have held. As a result, based on applicable facts and circumstances as of such date, Mr. Novogratz would have held approximately 56.5% of the voting interests in GDI in the aggregate (after summation and rounding), after giving effect to the Reorganization, the Reorganization Merger and the BitGo Acquisition. Galaxy advises the Staff that it will populate illustrative voting power and ownership percentages after giving effect to the Reorganization and the Reorganization Merger as of a more recent date in a pre-effective amendment to the Registration Statement.

February 9, 2023	GLXY-11

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Risk Factors, page 60

32.	We note your response to prior comment 17 that where you identify an inconsistency in a customer’s status as a non-U.S. person or detect potentially suspicious activity based on the customer’s trading activity, you may cease trading with a customer while the customer’s status is investigated. Please tell us under what conditions you would continue trading with a customer under such circumstances.

Galaxy advises the Staff that, as a general matter, if Galaxy identifies or detects an inconsistency in a customer’s status as a non-U.S. person or any potentially suspicious activity, Galaxy will immediately cease trading with the customer while the customer’s status is investigated. However, in certain limited circumstances, a client or counterparty may provide Galaxy with advance notice of its intention to redomicile, or advise Galaxy that it has completed its redomiciliation process. Under such circumstances, Galaxy would communicate directly with the relevant party, request additional information regarding the redomiciliation process, and based on such communications, Galaxy will then update its records to better reflect the client or counterparty’s status as a U.S. or non-US person, and may continue to trade with such customer under such circumstances.

A determination that a digital asset is a security for purposes of the federal securities laws could adversely..., page 67

33.	We note your disclosure that “the SEC staff has provided informal assurances to a handful of promoters that their digital assets are not securities.” Please delete this statement, as we are unaware what this refers to. If this refers to no-action letters, please consider clarifying accordingly.

Galaxy has revised the disclosure on page 50 in response to the Staff’s comment.

Risks Related to Cryptocurrencies and Digital Assets, page 85

34.	In the risk factors relating to borrowing and lending of digital assets on pages 90 and 91, please expand to disclose that borrowing and lending operations may also be subject to regulatory risk.

Galaxy has revised the disclosure on pages 80 – 81 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Galaxy Digital Financial Highlights, page 210

37.	Please tell us which digital assets are included for the purposes of the financial highlights. For instance, does it include all of the digital assets listed beginning on page 272? Additionally, please tell us if it includes any NFTs.

Galaxy advises the Staff that it has removed its discussion of digital assets from the financial highlights. When Galaxy previously presented its digital assets as part of its financial highlights, all digital assets held by Galaxy as of the date indicated were included within its digital assets for purposes of the financial highlights. While Galaxy has approved certain other digital assets for trading and/or lending as described in the list of digital assets starting on page 199, Galaxy does not hold all such digital assets at any given time, and only the digital assets held by Galaxy as of the date indicated had been included for purposes of the financial highlights. As stated in response to comments 26 and 27, the NFTs owned by Galaxy Digital LP are accounted for as digital intangible assets on Galaxy’s balance sheet, and therefore had been included for purposes of the financial highlights.

February 9, 2023	GLXY-12

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Non-GAAP Financial Measures, page 215

38.	Please revise your submission to remove your non-GAAP net digital asset measure. Reflecting the components at fair value is a tailored measurement principle consistent with the guidance in Question 100.04 of the Compliance and Disclosure Interpretations, or CDIs, on Non-GAAP Financial Measures. In addition, we note that your non-GAAP net digital asset measure is not reconciled to the most directly comparable financial measure under GAAP as required by Item 10(e)(1)(i)(B) of Regulation S-K and that there is no such GAAP measure.

Galaxy has revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment and removed this non-GAAP measure.

39.	Regarding your non-GAAP adjusted net income, please address the following:

•	Revise your submission to remove your adjustments for net digital assets being reflected at fair value as these adjustments are the result of tailored measurement principles under Question 100.04 of the CDIs on Non-GAAP Financial Measures.

•	Tell us why it is appropriate to remove the change in fair value of your warranty liability and substantiate why these adjustments are also not the result of a tailored measurement principle.

Galaxy has revised the disclosure throughout Amendment No. 1 in response to the Staff’s comment by removing the adjustment for net digital assets being reflected at fair value. Galaxy advises the Staff that this metric removes the change in fair value of the warrant liability because this is a noncash item that is associated with the warrants issued as part of a one-time financing transaction in November 2020, and as such, the change in fair value of the warrant liability is not reflective or indicative of Galaxy’s results of operations. When Galaxy’s management reviews its results of operations, it does not consider changes in the fair value of its warrant liability.

Components of Results of Operations Net gain/(loss) on digital assets, page 221

40.	Please revise your disclosure here or in liquidity and capital resources to disclose your hedging program effective October 1, 2021 as indicated in your response to prior comment 31. In your revised disclosure indicate the anticipated impact of this program on future results of operations and liquidity.

Galaxy advises the Staff that it ultimately determined that hedge accounting was not applicable for any of the financial periods presented.

February 9, 2023	GLXY-13

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Quantitative and Qualitative Disclosures About Market Risk Credit and Counterparty Risk, page 234

41.	Please expand to clarify which entity is being referred to in the context of the lending operations discussed here. Additionally, clarify whether the nature of the collateral provided by digital asset borrowers here is the same as that described on the top of page 271, where you state that GDT “limit[s] the types of collateral it will accept, which typically includes a limited list of the most liquid and largest market capital digital assets such as BTC, ETH and USDC as well as U.S. dollars and fiat.”

Galaxy has revised the disclosure on page 182 in response to the Staff’s comment. Galaxy clarifies for the Staff that such language refers to Galaxy Digital LLC, the primary entity through which Galaxy currently operates its lending business. Galaxy confirms that the nature of the collateral provided by digital asset borrowers and accepted by Galaxy Digital LLC is consistent with the collateral described at the top of page 198.

42.	We note your disclosure that you post risk margin with cryptocurrency exchanges to participate in activities within the exchange. Please expand to describe the activities referred to here. Additionally, clarify whether the exchanges referred to are located within the U.S. or elsewhere.

Galaxy has revised the disclosure on page 182 in response to the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements, page 250

43.	In the penultimate paragraph on page 250 you indicate that the reorganization is reflected as a transaction under common control or common ownership under ASC 805-50. From the ownership table beginning at the bottom of page 359 now populated, it is apparent that Michael Novogratz beneficially owns less than one percent of Galaxy Digital Holdings Limited and therefore does not control it. In addition the sections of ASC 805-50 devoted to transactions between entities under common control do not consider mere common ownership. As a result, please tell us why it is appropriate to reflect the reorganization transaction with Galaxy Digital Holdings Limited at book value and reference for us the authoritative literature you rely upon to support your accounting. In your response, specifically tell us how you considered the guidance in ASC 805-50-30-5.

Galaxy notes that the Reorganization and Reorganization Merger transaction is reflected at book value because the legal acquirer, Galaxy Digital Inc., is a holding company with no assets or operations that does not meet the definition of a business under ASC Topic 805, Business Combinations. Additionally, the legal acquiree, Galaxy Digital Holdings LP, is and will be controlled by Michael Novogratz, either directly or indirectly, both before and after the Reorganization and Reorganization Merger. As such, the acquisition of Galaxy Digital Holdings LP by Galaxy Digital Inc. is accounted for as a reverse acquisition. This results in no step-up in basis of the assets and liabilities of Galaxy Digital Holdings LP as it is the accounting acquirer.

In response to the Staff’s comment, Galaxy has revised the disclosure on page 191 to clarify that the Reorganization and Reorganization Merger was accounted for as a reverse acquisition with no step-up in basis of the assets and liabilities of Galaxy Digital Holdings LP.

February 9, 2023	GLXY-14

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 256

44.	In order to help us further evaluate your reclassification adjustment DD in Note 2, please clarify for us the components of your digital asset borrowing activity included within revenue and provide your supporting accounting analysis for why you believe such presentation is appropriate. In your analysis, reconcile for us your conclusion with that described in your November 12, 2021 response to comment 46. In addition, consider the need to disaggregate on the face of your historical statement of comprehensive income the various revenue streams within net gain (loss) on digital assets, to use more appropriate and insightful line item descriptors, and to include in a single location within your historical financial statement Note 2 descriptions of the components of each revenue line item.

Galaxy advises the Staff that for the reasons set forth in the cover page of this letter, the Unaudited Pro Forma Condensed Combined Financial Statements have been revised to remove adjustments related to the BitGo transaction. The following response pertains to the income statement presentation of digital asset borrowing activity for Galaxy.

In the ordinary course of business, Galaxy enters into agreements to borrow digital assets from counterparties. Galaxy may utilize its borrowed digital assets in a variety of ways, including selling, lending or posting the digital assets borrowed as collateral for other proprietary trading activities. These activities contribute to Galaxy’s overall trading operations and Galaxy’s ability to execute on its business strategy and generate revenues. When Galaxy borrows digital assets, it is required to make certain borrowing fee payments that are presented as “Borrowing costs.” If Galaxy chooses to lend the borrowed digital assets, it charges the borrower a fee for such service, which is presented as “Income from lending,” which is presented as a component of revenue. In addition, as disclosed on page F-58 and noted in response to the Staff’s comment number 31 in the response letter filed January 4, 2022, Galaxy recognizes bifurcated embedded derivatives associated with its obligation to return certain borrowed digital assets. The changes in the fair value of the embedded derivatives are recognized as part of “Net gain on digital assets.” When Galaxy returns the digital assets borrowed or sells them in a third-party transaction, it may realize a gain or loss associated with the difference between (i) the value of the liability plus the associated embedded derivative and (ii) the carrying value (less any applicable impairment charges) of the digital assets that is likewise presented within the revenue line item “Net gain on digital assets.”

Galaxy respectfully advises the Staff that Note 2 (Significant Accounting Policies), Note 4 (Digital Assets), Note 5 (Digital Assets Loan Receivable and Borrowed), and Note 6 (Derivative Assets and Liabilities) disclose where digital asset borrowing activities are recorded within the statement of operations. The revenue associated with these activities does not exceed 10% of total revenues and therefore does not require separate presentation on the statement of operations, as instructed within Regulation S-X Rule 5-03, paragraph (b)(1). Furthermore, Galaxy believes that its presentation on the statement of operations is consistent with the guidance of Regulation S-X Rule 4-02, requiring that material items be presented separately on the face of the financial statements. Galaxy believes that the line item ‘Net gain/(loss) on digital assets’ appropriately describes the digital asset revenue transactions recorded within it and that readers of the financial statements can understand through the footnotes to the financial statements which digital asset activities are recorded within it.

February 9, 2023	GLXY-15

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

45.	In adjustment 4(c) on page 261 you indicate that after the Reorganization and Reorganization Merger you will own approximately 30.1% of GDH LP and the remaining economic interest of approximately 69.9% is held by noncontrolling interest holders. Please revise your disclosure to clarify why noncontrolling interests on your pro forma balance sheet reflecting the Reorganization and Reorganization Merger transactions represents approximately 76.7% of total equity and not 69.9%. This comment also applies to your adjustments 7b, 8b, and 9d in your pro forma statements of operations where the income/expense allocation does not appear to agree with the disclosed ownership percentages.

Galaxy has revised its Unaudited Pro Forma Condensed Combined Statement of Financial Position as of September 30, 2022 to reflect the ownership percentages after the Reorganization and Reorganization Merger.

47.	In adjustment 7(a) you indicate that there is no pro forma tax expense in 2020 as Pubco’s current taxable income was offset with net operating loss carryforwards generated in historical periods and there is a full valuation allowance against Pubco’s remaining deferred tax assets. Please tell us the differences between the tax bases and the reported amounts in the financial statements of Galaxy Digital Holding LP (GDH LP) at September 30, 2021 and revise the historical financial statements to disclose the net basis difference as required by ASC 740-10-50-16. In addition, tell us why a full valuation allowance against the net operating loss carryforwards on a pro forma basis at Pubco before the BitGo acquisition is appropriate given your apparent historic operating income at your predecessor, GDH LP, and therefore why no pro forma tax provision in 2020 is also appropriate. Reference for us the authoritative literature you rely upon to support your presentation.

As of December 31, 2021, on a pro forma basis, GDI has utilized all of its net operating loss carryforwards (“NOLs”). Additionally, on a pro forma basis, GDI has taxable income for the period ended September 30, 2022. Therefore, on a pro forma basis, no valuation allowance against the NOLs is required as of December 31, 2021 or September 30, 2020, respectively. Additionally, Galaxy has revised the disclosure on page F-104 to disclose the net basis difference as of December 31, 2021 and December 31, 2020.

49.	Please revise your disclosure regarding Note 10 to clarify how you determined the “historic” weighted average number of common shares outstanding used in your pro forma loss per share computation. In your disclosure clarify how you determined the number of common shares issued in the Reorganization and Reorganization Merger versus those issued in the BitGo Acquisition.

For the reasons set forth in the cover of this letter, the Unaudited Pro Forma Condensed Combined Financial Statements have been revised to remove the impact of the BitGo Acquisition. Galaxy has determined the number of common shares issued based on the steps of the Reorganization and Reorganization Merger, which requires that a corresponding number of GDI shares be issued for each existing GDH LP partnership unit.

50.	On page 343 you disclose the existence Tax Receivable Agreements (TRAs) that will be amended to reflect the Reorganization. Please tell us how you accounted for these TRAs historically and your consideration for reflecting them in your pro forma financial statements.

Galaxy advises the Staff that the current TRA between GDHL, its wholly owned subsidiary, GDH Intermediate LLC (each of GDHL, GDH Intermediate LLC, a “Parent Entity”) and the Existing LPs (as defined in Amendment No. 1) was historically accounted for within the GDHL financial statements. The TRA provides for the payment by a Parent Entity to the Existing LPs of 85% of the amount of cash savings, if any, in U.S. federal, state and local and foreign income tax or franchise tax that a Parent Entity realizes as a result of any increase in tax basis in GDH LP’s assets resulting from exchanges of the Existing LPs’ Class B common stock for GDHL ordinary shares, as and when such tax benefits are realized (such cash savings, the “TRA Benefit”). Historically, GDHL has recorded a pre-tax TRA liability with a corresponding deferred tax asset to represent the future amortizable tax benefits generated upon settlement of the liability.

February 9, 2023	GLXY-16

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

As stated on page 191 of the Amendment No. 1, after giving effect to the Reorganization and Reorganization Merger, the TRA will be amended and restated such that GDI will enter into and become party to the amended and restated Tax Receivables Agreement, thereby becoming a “Parent Entity” for purposes of determining the TRA Benefit. The amended and restated TRA otherwise will not change the key terms of the current TRA between GDHL, GDH Intermediate LLC, and the Existing LPs and therefore the amendment to and restatement of the current TRA will not have an impact on the amount of the historically recorded TRA liability or associated deferred tax asset.

Because GDH LP is not a party to the current TRA, the “Historical GDH LP as adjusted” column within the Unaudited Pro Forma Condensed Combined Statement of Financial Position and “Historical GDH LP” column within the Unaudited Pro Forma Condensed Combined Statement of Operations do not reflect the above-noted TRA liability or associated deferred tax asset.

As GDI will be a party to the amended and restated TRA after giving effect to the Reorganization, the historical TRA liability and associated deferred tax asset were reflected within the “Reorganization and Reorganization Merger Pro Forma Adjustments” column of the Unaudited Pro Forma Condensed Combined Statement of Financial Position, with the related TRA tax provision impacts reflected within the same column of the Unaudited Pro Forma Condensed Combined Statement of Operations.

Galaxy has revised the disclosure within the Notes to the Unaudited Pro Forma Condensed Combined Financial Statements to clarify that the adjustments reflect the inclusion of the amended and restated TRA for GDI.

Information About Galaxy Digital
Our Products and Services
Trading, page 268

51.	We note your response to prior comment 22. We further note your disclosure in the last paragraph on page 271 that the digital assets you lend and borrow are restricted to digital assets approved for transacting by your internal policies and procedures. If either your lending or borrowing is concentrated among one or more digital assets, please expand to describe such concentrations.

Galaxy has revised the disclosure on page 198 in response to the Staff’s comment.

Mining, page 276

52.	We note your response to prior comment 26. Please expand your disclosure to address the following:

•	Disclose whether you currently hold or monetize the bitcoin you mine, as well as your intentions in this regard;

February 9, 2023	GLXY-17

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

•	Clarify what you mean by the disclosure that “GDM receives regular reports regarding the operations of its accounts;” and

•	Explain your miner finance business activity. Without limitation, your disclosure should discuss the financial tools you provide to miners, the “state of the art credit underwriting” you provide and how you select miners.

Galaxy has revised the disclosure on page 205 in response to the Staff’s comment.

53.	With regard to your mining operations, please revise to address the following:

•	Disclose the location of your mining facility;

•	Describe your relationship with the third-party data center providers and your right to use the colocation facility;

•	Disclose whether you own or lease the hardware and software you use to mine and your practices for replacing and/or upgrading such equipment; and

•	Discuss your access to required energy sources, including clean energy sources. Further, identify the sources of energy comprising what you refer to as sustainable power and provide estimates of your sustainable power mix for at least two other comparable points in time.

Galaxy has revised the disclosure on pages 204 – 205 in response to the Staff’s comment. Galaxy is in the process of relocating the majority of its mining equipment to proprietary facilities located in Texas, primarily the Helios facility acquired from Argo on December 28, 2022. In light of the Helios acquisition and associated increased mining capacity, Galaxy is reassessing its energy sources and sustainable energy mix. We will disclose additional information when it is available.

Principal Investments, page 277

54.	We note your disclosure throughout that GDH, LP holds a minority interest in Candy Digital. Please revise to disclose the percentage of ownership held.

Galaxy has revised the disclosure on page 206 in response to the Staff’s comment. Galaxy increased its direct investment in Candy Digital in January 2023, acquiring 20,295,075 preferred A-1 shares. Post-acquisition, Galaxy directly holds 32.9% of voting securities in addition to the 4.2% of voting securities indirectly held through Galaxy Interactive. Galaxy remains a minority investor in Candy Digital.

The Cryptoeconomy
Tokenization, page 280

55.	In the last paragraph on page 280 you disclose that stablecoins are digital assets pegged to a unit of another currency. You also disclose that stablecoins allow fiat currencies to transact on a blockchain, combining the features of a digital asset with the stability of an underlying fiat currency. In your glossary definition on page 405 you indicate that stablecoins are tokens designed to track an off-chain asset, most commonly U.S. dollars. Please address the following:

•	Revise your disclosure to clarify what you mean by stablecoins being “pegged to a unit of another currency.”

February 9, 2023	GLXY-18

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

•	Revise your glossary definition to clarify what you mean by stablecoins being “designed to track an off-chain asset.”

•	To the extent the stability of stablecoins results from assets held in the issuers’ segregated accounts backing those stablecoins, revise your disclosure to so state. Quantify and describe the nature of the assets held in the issuers’ segregated accounts and indicate the discretion the issuers may have to change the composition and amounts of those assets. Otherwise tell us why such disclosure is not warranted.

Galaxy has revised the disclosure on page 209, as well as its glossary definition on page 317, in response to the Staff’s comment.

Our Business Model
DrawBridge Lending, page 289

56.	Please revise to describe the difference between DrawBridge’s lending operations and those of Galaxy Digital Trading.

Galaxy has revised the disclosure on pages 201 in response to the Staff’s comment.

Government Regulation
Broker-Dealer Regulation, page 299

57.	If true, please disclose here that GIB and Portum have not been approved by FINRA to transact in digital asset securities.

Galaxy has revised the disclosure on page 230 in response to the Staff’s comment. Galaxy advises the Staff that GIB is a business line operated through Galaxy Digital Partners LLC. As noted in response to Question 19, Galaxy Digital Partners LLC has not been approved by FINRA to transact in digital asset securities, and does not engage in activities involving digital asset securities. For the reasons set forth in the cover page of this letter, the portion of the Staff’s comment regarding Portum is no longer applicable given the termination of the BitGo Acquisition.

Description of Pubco Capital Stock
Common stock—Warrants, page 351

58.	We note Section 18(c) of Exhibit 4.1, Form of Warrant to purchase ordinary shares of GDHL, provides that parties to the warrant agreement waive their right to a jury trial with respect to any action based upon or arising out of the warrant certificate. Please expand your disclosure to describe this provision. Your description should include, without limitation, disclosing whether the provision extends to federal securities law claims and, if it does, a statement that investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder. If this provision does not extend to claims under the federal securities laws, please also ensure that the provision in the warrant agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not extend to claims under the federal securities laws. Additionally, please address any uncertainty as to enforceability and disclose whether or not the provision applies to purchasers in secondary transactions. Further, provide related risk factor disclosure, including the risk that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a manner that they find favorable.

February 9, 2023	GLXY-19

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Galaxy advises the Staff that it is no longer seeking to register the issuance of warrants to purchase shares of Class A common stock of GDI in the Registration Statement, and the requested disclosure is no longer relevant to include in the Registration Statement, in each case due to the fact that the Warrant agreements expired on November 12, 2022. As a result, all Warrants to purchase ordinary shares of GDHL have either expired or been exercised. Notwithstanding the foregoing, GDHL previously informed investors that the provision does not extend to claims under the federal securities laws via disclosure in its Annual Information Form for the year ended December 31, 2021 which it filed on SEDAR on March 31, 2022.

Exclusive Forum, page 358

59.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act. Please make conforming revisions where this disclosure appears elsewhere in the registration statement. In this regard, we note your disclosure that nothing in your “Proposed Charter precludes stockholders that assert claims under the Exchange Act from bringing such claims in any court, subject to applicable law.”

Galaxy has revised the disclosure on page 286 in response to the Staff’s comment. Galaxy further advises the Staff that it has ensured that the proposed Certificate of Incorporation of GDI filed as Exhibit 3.3 to Amendment No. 1 also clearly states that the exclusive forum provision does not apply to actions arising under either the Securities Act or the Exchange Act.

Beneficial Ownership of Capital Stock, page 359

60.	Please ensure that you identify the natural persons who are the beneficial owners of the shares held by the 5% or greater stockholders identified in your table.

Galaxy has revised the disclosure on pages 289 – 290 in response to the Staff’s comment.

February 9, 2023	GLXY-20

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Galaxy Digital Holdings LP
Unaudited Interim Consolidated Financial Statements
Notes to the Condensed Consolidated Interim Financial Statements
Note 2: Significant Accounting Policies
Staking, page F-9

62.	Please revise your disclosure to quantify the amount of staked digital assets at the end of all reporting periods. In addition, provide us your accounting analysis for your staking activities, including from staking activities performed on your own account and any performed on behalf of your customers. Ensure this accounting analysis includes:

•	Sufficient background about how the staking procedure works for each blockchain on which you stake (including what is on blockchain versus off-blockchain);

•	Discussion of control of the digital assets used as a part or the staking process; and

•	An evaluation of the contractual rights that govern your staking activities.

Galaxy has revised the disclosure on pages F-9 – F-10 and F-73 in response to the Staff’s comment. Please refer to Annex B for the accounting analysis related to our staking activities.

Note 4: Digital Assets
Digital Assets Rollforward, page F-13

63.	From the first rollforward on page F-13 it is apparent that your stablecoins holdings had increased significantly to $226.6 million at September 30, 2021 or about 6.2% of total assets at that date. It also appears that intangible assets exceed 5% of total assets. Further, while you include parenthetical disclosure on the face quantifying digital assets carried at fair value, the character of the assets as either intangible assets or financial assets does not appear to be evident from your presentation. Please revise your presentation to comply with the guidance in Rules 5-02.15, 5-02.8 and 5-02.17 of Regulation S-X.

Galaxy has revised the presentation on the Statements of Financial Position in response to the Staff’s comment. Digital intangible assets and Digital financial assets are also shown separately in the digital asset rollforward in Note 4 on pages F-11 and F-74.

Note 20: Reportable Segments
Mining, page F-39

64.	We note that mining is one of the five complementary businesses you disclose, a reportable segment, and that you anticipate that this revenue stream will be an area of growth over the coming years. Accordingly, please disclose your revenue recognition policy for mining and provide incremental analysis to that provided in response to prior comment 33.

Galaxy has revised the disclosure in “Significant accounting policies—Note 2—Revenue recognition” on page F-56 in response to the Staff’s comment.

65.	In order to help us further evaluate your response to prior comment 33, please address the following additional comments and reference, where applicable, the authoritative literature you rely upon to support your accounting:

•	We are unable to reconcile your presentation of mining pool revenues and expenses within “other (expense)/income, net” with the following disclosure that indicates that mining is part of your ordinary activities and as such appear to be revenues and cost of revenues: page 276 that mining is one of your products and services and your statement on page 268, “We operate in the following businesses that complement each other: trading, asset management, investment banking, mining and principal investments.” Please revise or advise.

February 9, 2023	GLXY-21

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

•	Reconcile your segment reporting which depicts $2.1 million of operating expenses in the mining segment in the table on page F-40 with your response that your mining revenues and expenses are recorded net in “other (expense)/income, net.”

Galaxy has revised the presentation in response to the Staff’s comment to separately present Income from mining and Mining costs on the Consolidated Statements of Operations. These revenues and cost of revenues were previously included in Other (expense)/income, net. Other expenses associated with the mining segment, such as compensation, professional fees and general & administrative expenses, continue to be reflected in operating expenses. The mining segment generated its first revenues and cost of revenues within the fiscal year ended December 31, 2021.

Audited Annual Consolidated Financial Statements
Consolidated Statements of Operations, page F-47

66.	Please tell us why digital assets sales revenue, net gain on digital assets, digital assets sales cost and impairment of digital assets in 2020 changed from the amounts previously presented. In your response:

•	Tell us whether the changes made are related to the material weaknesses in internal controls over financial reporting identified on page 128 and elsewhere in your submission; and

•	Provide the error correction disclosures required by ASC 250-10-50-7 through 50-9, including labeling the 2020 column as restated, or tell us why these disclosures are not required.

Galaxy advises the Staff that financial information for the year ended December 31, 2020 has been restated. Refer to Note 24 for an explanation of the restated balances and the drivers behind the adjustments. The errors identified are in part a result of the material weaknesses in internal controls noted on pages 119 – 120. The Tether classification change, leveraged lending balance sheet gross-up and noncontrolling interest change in presentation all relate to the identified material weakness in design of controls over financial reporting and selection and application of accounting standards. The high-frequency trading revenue gross-up relates to the identified material weakness in design of precise process-level and management review controls.

Consolidated Statements of Cash Flows, page F-50

67.	Please clarify in your disclosure what the line item “digital assets cost of sales adjustment” represents.

Galaxy has revised the Statement of Cash Flows presentation on pages F-5, F-49 and elsewhere in the consolidated financial statements in response to the Staff’s comment. Galaxy advises the Staff that the digital assets cost of sale adjustment represented the cumulative impairment charges recorded on digital assets that were derecognized through cost of sale in the period. The revised presentation shows noncash adjustments to Digital assets sales revenue, Digital assets sales cost, and Impairment of digital assets. These adjustments collectively represent the trading activity that is settled in different forms of digital assets as opposed to cash.

February 9, 2023	GLXY-22

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

68.	Please explain the difference between the “digital asset receivable” line item presented as an operating activities reconciling item and that presented as a supplemental noncash activity. In your response, clarify why digital assets receivable is needed as an operating activity reconciling item if they are settled by the receipt of a token or coin and not by the receipt of cash. In addition, tell us whether your disclosed noncash activity for digital assets receivables includes any coin for coin trading activity.

Galaxy advises the Staff that the digital asset receivable line item presented as an operating activities reconciling item on the cash flow statement represents the use of cash (fiat currency) to acquire the right to a future digital asset, classified as a “digital asset receivable” on Galaxy’s consolidated statements of financial position. This type of asset was not held by Galaxy prior to 2020. This receivable will ultimately be settled by the receipt of a token or coin, not the receipt of cash.

The digital assets receivable line item presented as a supplemental noncash activity represents the use of digital assets to acquire the right to a future digital asset, classified as a digital asset receivable as well as the receipt of digital assets upon vesting. The difference between whether these line items appeared as an operating activity reconciling item verses a noncash activity is driven by whether the underlying activity has occurred via cash or noncash consideration (e.g., digital intangible assets).

As further noted in the response to comment 69 below, Galaxy has revised its Consolidated Statements of Cash Flows to remove noncash operating activities in the supplemental disclosure.

69.	We note that your supplemental disclosure of noncash investing and financing activities includes payables and receivables related to digital asset trades and that no cash proceeds from such trades are depicted in investing activities. Please clarify for us, and consider the need for revised disclosure indicating, whether digital assets trades are operating or investing activities for purposes of the statement of cash flows and explain to us the basis for your conclusion.

Galaxy advises the Staff that while there is no guidance within ASC 230 specific to the statements of cash flow presentation regarding digital assets, it does state that cash flows from operating activities are generally the cash effects of transactions and other events that enter into the determination of net income. Additionally, ASC 230-10-45-22 states that in the absence of specific guidance, a reporting entity shall determine each separately identifiable source and use within the cash receipts and cash payments on the basis of the nature of the underlying cash flows and classify each on the basis of their nature in financing, investing, or operating activities. Galaxy uses digital assets in the ordinary course of operating its business. This includes conducting the majority of its purchases and sales in digital assets. Thus, Galaxy classifies the change in digital assets as an operating activity, as the underlying nature of its use of digital assets is part of its key operating activities that determine net income.

Galaxy has removed references to noncash operating activities including payables and receivables from the Consolidated Statements of Cash Flows supplemental disclosures, as these are included within the operating cash flows and are not otherwise required disclosure under U.S. GAAP.

70.	We note that the change in digital assets sold short is a reconciling item in your operating activities section while proceeds and purchases of investments sold short are included in investing activities. Please explain to us, and consider the need for revised disclosure indicating the basis for your presentation and provide an accounting analysis citing authoritative guidance in support of your conclusion. In addition, please revise the captions proceeds and purchase of investments sold short in your interim cash flow statements on page F-6 as they appear to be inverted. In this regard, the purchases amount is reflected as a cash inflow and the proceeds amount is reflected as a cash outflow.

Galaxy has revised the disclosure to include proceeds and purchases of investments sold short as an operating activity in accordance with ASC 230-10-45-20 which states, “Cash receipts and cash payments resulting from purchases and sales of other securities and other assets shall be classified as operating cash flows if those assets are acquired specifically for resale and are carried at fair value in a trading account.”

February 9, 2023	GLXY-23

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Regarding the second request, as part of reclassifying proceeds and purchases of the investments sold short to an operating activity, Galaxy has presented the investments sold short on a net basis.

Notes to Consolidated Financial Statements
Note 2: Significant Accounting Policies
Revenue Recognition
Digital Asset Sales, page F-54

71.	Refer to prior comment 29. Please describe the timing of the settlement of trading transactions relative to the acceptance of the customer’s order. For example, explain whether sales are settled immediately or at a later point in time after acceptance of the customer order. Clarify whether the timing is included in your terms and conditions and, provide us your accounting analysis, to what extent, if at all, the timing impacts your accounting for the transactions and your conclusion as to whether between acceptance and settlement you have entered into a contract that meets the definition of a derivative instrument provided in ASC 815-10-15-83, and if so whether you believe an applicable scope exception in Topic 815 exists.

Galaxy advises the Staff that for each counterparty, Galaxy has entered into specific arrangements which govern the purchase and sale of Digital Assets. Generally, under Galaxy’s arrangements, the counterparty will submit a purchase order with the relevant trade details (e.g., asset type, price, quantity, etc.). Upon receipt of the order and upon deciding to execute the order, Galaxy will electronically provide the counterparty with an order confirmation. Upon delivery of the order confirmation, the order is legally binding between Galaxy and the counterparty. Within twenty-four hours, the counterparty will transfer the cash, in an amount of the purchased digital assets, to Galaxy’s bank account. Upon receipt of the transferred cash from the counterparty, Galaxy will transfer the specific type and quantity of digital assets agreed to in the order from its proprietary accounts to the counterparty’s wallet address. Upon completing the transfer of the digital assets, the order is deemed to be settled in its entirety. Depending on the underlying exchange and the digital asset that is being transacted, the settlement could occur within the same day of order execution or up to a few weeks after execution of the order.

In evaluating the accounting for sales of digital assets to customers, Galaxy determined it has a contract with a customer subject to ASC 606. Further, Galaxy has a single performance obligation, which is to deliver the digital asset agreed to in a purchase order submitted by a counterparty. For each purchase order, the transaction price is fixed upon execution of the order and is not subject to additional changes. The customer receives the benefit from Galaxy’s performance upon execution of an order at which point, Galaxy permits the customer to transact as if the digital assets have been settled. Generally, Galaxy observes that the settlement process with its counterparties is well established and does not require significant efforts by either party to complete. The counterparty has obtained and can direct the use of substantially all of the remaining benefits from the purchased digital assets on the execution date (i.e., prior to settlement). While the counterparty cannot withdraw the assets off the Galaxy trading platform prior to settlement, this does not prevent the counterparty from executing other transactions to direct the further sale of the unsettled purchased digital assets at prevailing market prices. As such, Galaxy determined that the customer obtains control of the digital asset at execution of an order (i.e., the trade date). At such time, the performance obligation to deliver the digital asset is fulfilled and Galaxy will recognize revenue.

February 9, 2023	GLXY-24

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Galaxy notes that the timing differences between execution and settlement may result in certain rights and/or obligations to receive or deliver digital assets to a counterparty. These rights and/or obligations represent a forward arrangement that may meet the definition of a derivative instrument under
ASC 815-10-15-83. When such definition is met, Galaxy has recognized such as part of our digital intangible asset in its Consolidated statements of financial position. Galaxy determined that it does not meet any of the scope exceptions to ASC 815-10-15 related to transactions involving digital assets. Galaxy notes that the derivative position related to the settlement timing difference was immaterial on all the balance sheet dates presented.

Digital Assets, page F-55

72.	Refer to prior comment 30 and your response to comment 41 from our November 5, 2021 letter. Please tell us whether your contract with the counterparty provides that the counterparty may not be required to fulfill a request by you to redeem stablecoins for cash. Consider the need to disclose any such circumstance and provide us citation to the specific contractual provision separately for both USDC and USTC. For each such provision clarify whether the decision to redeem is solely within the control of the counterparty. If the counterparty has an unconditional right not to redeem or to redeem for assets other than cash, tell us how you considered those rights in reaching your conclusion that USDC and USDT are financial assets.

Galaxy advises the Staff that it has provided its response within Annex C hereto.

Digital Assets Receivable, page F-56

73.	Please provide us with the following additional information regarding your investments in new blockchain companies. Revise your disclosure accordingly. In your response:

•	Clarify whether you transfer cash, digital assets, or both to the investee;

•	Describe the rights granted to you upon such an investment and whether they represent an equity investment in the investee;

•	Your policy disclosure here states that your rights to future digital assets that meet the definition of a derivative are recorded at fair value with changes in fair value recorded in your statement of operations. Disclose when you believe your digital assets receivable meet the definition of a derivative, clarifying what factors would cause some arrangements to meet the definition of a derivative while others would not;

February 9, 2023	GLXY-25

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

•	State the amount of assets related to such investments at September 30, 2021, December 31, 2020 and December 31, 2019 and where these assets are recorded on your balance sheets; and

•	Tell us what accounting literature you considered when determining that your investment should be reclassified to a digital asset receivable. In this regard, provide us with the journal entries you record at the outset of an investment through when, and if, you receive any tokens. Reference for us the authoritative literature you rely upon to support your accounting.

As noted in the disclosure on pages F-58 – F-59 Galaxy makes investments in a variety of blockchain companies at different stages. Specifically, some of Galaxy’s investments are related to projects which are still in the development stage and have not yet issued any digital assets (i.e., pre-launch projects), while other projects may have already launched and issued the related digital assets. Generally, Galaxy will transfer a fixed amount of cash or stablecoins (e.g., USDC) to the project in exchange for the right to receive digital assets issued or to be issued by the counterparty in the future. The quantity of tokens to be received in the future is fixed at the outset of the agreement. The agreements generally also specify the time period(s) when the token will be transferred to Galaxy and/or when the token can be retrieved, as well as resale restrictions on the tokens once they are obtained. In some cases, Galaxy is entitled to terminate the agreement and receive a refund of all or a portion of the purchase price, contingent upon certain events (e.g., if the project does not launch and distribute the underlying digital assets).

These arrangements are similar to freestanding prepaid forward arrangements, which Galaxy has evaluated to determine whether such instruments meet the definition of a derivative under ASC 815, Derivatives and hedging (“ASC 815”). Accordingly, Galaxy Digital assessed each characteristic as defined in ASC 815-10-15-83 to determine whether the Digital Investment Agreements meet the definition of a derivative. Generally, Galaxy’s agreements meet the criteria in ASC 815-10-15-83(a) as they specify a fixed number of digital assets to be settled (i.e., a notional) and a price per digital asset (i.e., an underlying).

Galaxy next evaluated the second criterion for a derivative under ASC 815-10-15-83(b) which requires that either (i) there is no initial net investment, or (ii) there is an initial net investment that is smaller than would be required for similar types of contracts expected to have a similar response to changes in market factors. For projects where the digital asset project has launched and there are observable transactions for the digital asset, Galaxy evaluates the amounts paid relative to the digital asset price at the time it enters into the arrangement. If Galaxy’s purchase price is less, by more than a nominal amount, than the prices observed for the digital asset, this criterion is met. For projects where the digital asset is still in development and has not been distributed, there are no observable market prices of the underlying assets whereby one could compare the investment provided to the price of the underlying assets to be delivered in the future. While there are no other unstated rights or privileges associated with Galaxy’s agreements (i.e., they are otherwise at market), Galaxy recognizes that, in effect, this allows Galaxy the opportunity to participate in the price changes of the underlying to-be-issued digital asset, without having to own the associated digital asset. As the underlying digital asset has not been issued and there are no other available pricing indications, Galaxy’s initial net investment is less, by more than a nominal amount, than what would be required to acquire the underlying asset (i.e., the to-be-issued tokens).6

6 Galaxy considered Example 2 in ASC 815-10-55-73 through 55-76 (formerly, DIG Issue A1) which discusses a prepaid forward contract. However, in Galaxy’s example, Galaxy observes that the underlying asset does not yet and may not exist. Furthermore, Galaxy observes that in the event that Galaxy Digital determined that its prepayment was sufficient such that ASC 815-10-15-83(b) was not met, the feature would still be evaluated as an embedded derivative under ASC 815-15-25-1.

February 9, 2023	GLXY-26

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Lastly, Galaxy evaluated whether the instrument can be net settled under ASC 815-10-15-83(c). Galaxy observes that the contracts generally require gross delivery of the specified number of digital assets and do not implicitly or explicitly provide for net settlement. Similarly, there is not a market mechanism to net settle the contract. Galaxy additionally evaluated whether the underlying digital assets to be received are readily convertible to cash. For projects where the underlying digital assets are traded on digital asset exchanges, Galaxy evaluated whether there were active markets which could rapidly absorb the quantity of digital assets to be delivered without significantly affecting the price. Where such criteria are met, Galaxy determined that underlying digital assets are readily convertible to cash and thus the net settlement criterion is met. For digital asset projects that have not launched and distributed their digital assets, this criterion is generally not met. However, following launch, if the digital asset is widely traded on digital asset exchanges, the digital asset may become readily convertible to cash at a future date and hence meet the criteria to be accounted for as a freestanding derivative under ASC 815.

On the Consolidated Statements of Financial Position, Galaxy recognizes an “Investment”7 in instances where the investment was made prior to the launch of the network such that the token does not yet exist. Once the network launches, or if the initial investment was made after the launch of the network, Galaxy recognizes a “Digital Asset Receivable” to reflect its right to a certain number of tokens. The Digital Asset Receivable may be classified and accounted for under ASC 815 - Derivatives and Hedging or as an executory contract, depending on whether the definition of a derivative is met.

Upon receipt of the underlying digital assets, Galaxy derecognizes the Digital Asset Receivable and recognizes a corresponding Digital Asset at the cost basis on the date on which Galaxy obtains control of the underlying assets.

The following related balances were reflected on Galaxy’s balance sheet as of the dates indicated:

In USD millions	September 30, 2022	December 31, 2021	December 31, 2020
Pre-launch tokens included in Investments	6.8	6.4	0.5
Digital Assets Receivable	32.2	71.7	19.7

The following journal entries are booked throughout the life cycle of these arrangements:

Accounting for the Investment

Pre-Network Launch

Initial Investment	DR Investment CR Cash / Stablecoin
Subsequent Measurement Pre-Network Launch	DR Impairment expense* CR Investment
Upon Network Launch	Reclassification DR Digital Asset Receivable CR Investment

*Only remeasurement of the investment would be for impairment, if applicable

7 Pre-launch investments are executory contracts, and are included in the “Investments” line item on the “Statement of Financial Position” with equity securities given materiality.

February 9, 2023	GLXY-27

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Post-Network Launch

	Not a Derivative	Derivative
Prior to Receipt of Token	DR Impairment Expense* CR Digital Asset Receivable	Fair value remeasurement DR/CR Digital Asset Receivable CR/ DR Unrealized Gain (Loss) on Digital Assets
Upon Receipt	DR Digital Asset CR Digital Asset Receivable

*Only remeasurement of the investment would be for impairment, if applicable

Note 4: Digital Assets
Digital Assets Custodied and Held on Market Centers, page F-68

74.	Please tell us why it is appropriate to recognize the cost of digital assets sold on a first-in, first-out basis in two separate pools and reference for us the authoritative literature you rely upon to support your accounting. In your response, specifically tell us your consideration of the guidance in ASC 610-20-32-2.

Galaxy advises the Staff that, as discussed in Note 4 on page F-10, digital assets not held in an investment company applying ASC 946, Financial Services—Investment Companies are measured at cost less applicable impairment charges. Given that Galaxy regularly purchases and sells digital assets as part of its central and ongoing business activities, Galaxy established a reasonable basis to identify the cost basis associated with the lot(s) of digital assets sold.

Digital assets held by Galaxy do not technically represent “Inventory” (as defined in the ASC Master Glossary) given that these assets lack physical substance. Notwithstanding, to appropriately allocate a cost basis to its digital asset transactions, Galaxy looked to the principles and framework established in ASC 330, Inventory, by analogy to determine a method for attributing cost to the assets held.

As noted in ASC 330-10-30-9, the primary objective in selecting an inventory costing method (e.g., first-in, first-out (“FIFO”), last-in, first-out (“LIFO”) or average cost) should be to choose the methodology that most clearly reflects periodic income. That is, the inventory costs of a specific item sold should match its related revenues. For certain homogenous goods, the identification of specific costs can be challenging, so there have been general practices developed (e.g., FIFO, LIFO, etc.) as a practical way to match costs and revenues.

February 9, 2023	GLXY-28

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Galaxy notes that accounting for the liquidation of digital assets held on a FIFO basis is a common approach among peer companies engaged in similar transactions of digital assets. Galaxy notes that based on the way it custodies its digital assets in a variety of wallet addresses, specific identification of the digital assets is oftentimes not practicable. Therefore, Galaxy utilizes FIFO as its costing methodology for the purpose of determining periodic income.

U.S. GAAP provides little prescriptive guidance as to the manner through which an entity should apply the costing methodology, as the facts and circumstances can vary across different industries and different legal, tax, and reporting entity structures. Galaxy has established a functional separation of inventory into separate groups or “pools” for the purpose of performing the inventory costing flow calculations. “Pooling” is the term used to describe the grouping of inventory items to determine increases or decreases in the aggregate base costs of that pool. Galaxy observed that its high-frequency trading business (“QPT”) operates on a stand-alone basis. QPT operates autonomously from a trading strategy and operations perspective. QPT performs many separate buy and sell orders of digital assets in quick succession and generates a return by taking advantage of market spread that typically disappears within a few minutes. QPT uses a separate digital asset tracking system that is yet to be integrated into the broader Galaxy infrastructure. Therefore, the QPT digital asset inventory is tracked separately from other similar digital assets held by other subsidiaries of Galaxy. Galaxy segregates all digital assets held by QPT into a separate pool for the purpose of liquidating its digital asset inventory. The remaining proprietary digital assets (i.e., the non-QPT digital assets) held by Galaxy are purchased as short-, medium-, or long-term investments and are tracked on a commingled basis. As noted above, Galaxy uses FIFO to measure the costs associated with each digital asset pool. This is consistent with the principles in AICPA Technical Questions and Answers 1400.23, where it is noted that there is no requirement under U.S. GAAP for subsidiaries to conform its inventory costing flow methodology to that of a parent. The Company believes that segregating certain digital assets into separate inventory pools satisfies the requirement of allocating the carrying amount to distinct assets under ASC 610-20-32-2.

In addition, digital assets on loan are tracked in a separate pool from the digital assets otherwise owned or used by the Company.

Digital Assets Rollforward, page F-69

75.	We acknowledge your response to prior comment 31 and, upon further consideration, please revise your rollforwards to:

•	Replace the gross sales proceeds column with one that reflects the carrying value of digital assets sold (e.g., cos to sales for your indefinite-lived digital intangible assets) and indicate in a footnote to the column, if true, that the amounts presented for your digital assets at fair value and stablecoins also represent the gross sales proceeds for each line item or otherwise disclose the gross sales proceeds if not presented elsewhere. In this regard, when digital assets are sold, it is the carrying value of the digital asset that is credited to your digital asset accounts not the sales proceeds.

•	Revise the title of the “change in carrying value” column to more accurately reflect the character of the amounts depicted and consider the need to revise the amounts depicted in the column. In this regard, as the general purpose of a rollforward is to explain and reconcile the change in carrying value, a reconciling column titled “change in carrying value” with amounts depicted that reflect the portion of the changes not explained through other reconciling columns does not achieve this objective.

February 9, 2023	GLXY-29

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

•	Revise footnote 1 to the rollforwards to explain and quantify any differences between amounts depicted in the rollforwards and those on your statements of operations.

Galaxy has revised the digital asset rollforwards in Note 4 on pages F-11 & F-74 in response to the Staff’s comment.

Note 5: Digital Assets on Loan and Borrowed, page F-71

76.	Refer to prior comment 32 and your response to comment 44 from our November 5, 2021 letter. Please provide us a description of the material terms of your borrowing and lending transactions and associated collateral requirements and a comprehensive analysis of your accounting for them that includes citation to the authoritative literature you rely upon to support your accounting. In your analysis describe the specific contractual terms of each type of transaction and tell us any accounting alternatives you considered and rejected. To the extent your accounting conclusions are derived from legal conclusions you reached, state those conclusions, summarize your legal analysis supporting them, and clarify whether each such conclusion has been addressed by a court of law in the applicable jurisdiction. Finally, consider the need to clarifying disclosure; for example, it is unclear what you mean when you disclose that the borrowing fee is recognized on an accrual basis.

Galaxy advises the Staff that it engages in the borrowing and lending of both fiat currencies and various forms of digital assets. The terms and conditions related to fiat borrowing and lending are consistent with similar transactions entered into by any market participant on an arm’s-length basis. Galaxy accounts for its fiat borrowing under ASC Topic 470 and fiat lending under ASC Topic 310.

Galaxy also engages in the borrowing and lending of various digital assets, some of which meet the definition of financial assets, while others are accounted for as indefinite-lived intangible assets under ASC Topic 350. The majority of such loans tend to be “Open Deal” loans that are payable/callable on demand by either the borrower or the lender. In contrast, “Term Deal” loans have a defined loan term.

Typical digital assets borrowing and lending arrangements are governed by a combination of a Master Lending Agreement (“MLA”), which specifies the general terms of the loans, and a Term Sheet, which specifies details of a given loan such as amount, interest, collateral, etc. Collectively, an MLA and a Term Sheet are referred to as a “Loan.” The following is a summary of material terms of such transactions, which we observe are similar regardless of whether Galaxy is the borrower or the lender:

February 9, 2023	GLXY-30

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Term	Description
Definitions

●     “Aggregate Loan Amount”: The total value of all outstanding Loans including the value of any U.S. Dollars and/or digital assets borrowed plus all accrued and unpaid interest and fees.

●     “Borrow Fee”: The fee paid by the borrower to the lender for the Loan on a monthly basis as agreed between the borrower and lender and documented within the Term Sheet (described further below).

●     “Business Day”: A day on which Galaxy Digital LLC is open for business.

●     “Callable Option”: The borrower and lender each have the option to redeliver or recall an Open Deal at any time during the Term of the deal (as defined below).

●     “Collateral Value”: The value of all fiat currency plus digital assets held as Collateral.

●     “Fees”: Amounts paid by the borrower to the lender during the term of the Loan (including, but not limited to Borrow Fees, Late Fees, Origination Fees and Upfront Fees (as applicable and defined below)).

●     “Hard Fork”: A permanent divergence in the blockchain.

●     “Late Fee”: A percent-based fee charged to the borrower when loaned digital assets are not returned on time.

●     “Loan Effective Date”: The date upon which a Loan begins.

●     “Maturity Date”: The date upon which a Loan is terminated

●     “Termination Date”: The date when a loan is terminated and amounts due are paid and the loan is no longer outstanding

●     “Open Deal”: A Loan without a Maturity Date where borrower may redeliver the digital assets and lender may recall the digital assets at any time.

●     “Loan Term”: The period from the Loan Effective Date to the Maturity Date.

●     “Term Deal”: A Loan with a predetermined Maturity Date, where only the borrower can return the digital assets prior to maturity, subject to any prepayment penalties where applicable.

Loans of Digital Assets

After execution of an MLA and upon a borrower’s intent to engage in a Loan transaction, the borrowing party must submit a Term Sheet that specifies the desired terms of the Loan, including the following:

●     Type and amount of digital assets;

●     Whether the Loan is a Term Deal or an Open Deal;

●      Loan Effective Date;

●     Maturity Date (if a Term Deal);

●     Collateral requirements (if applicable); and

●      Loan fees and other pertinent information on the Term Sheet.

Once made, Lending Requests may not be withdrawn by a borrower and the lender may extend or decline to extend such Loan to the borrower at the lender’s discretion.

Callable Option

For Open Deal Loans, the lender may at any time during Galaxy Digital’s business hours (the “Recall Request Day”) exercise the Callable Option and recall all or any portion of digital assets loaned to the borrower. The borrower will then have until 5:00 p.m. Eastern time on the “Recall Delivery Day” to deliver the recalled assets. The Recall Delivery Day will be designated in the relevant Term Sheet as a fixed number of days from the Recall Request Day.

Similarly, the borrower may at any time during Galaxy Digital’s business hours (the “Redelivery Day”) exercise the Callable Option and deliver any or all of the assets borrowed back to the lender.

February 9, 2023	GLXY-31

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Prepayment Option

Historically, certain MLAs granted the borrower the option to prepay (“Prepayment Option”) all or any portion of a Loan at any time prior to its Maturity Date. In certain cases, the borrower was required to pay a prepayment penalty equal to 50% of the interest due if such loan was held to the Maturity Date. However, in other instances, no premium or penalty was applicable to any such prepayment.

As of December 2022, Galaxy has updated the standard MLA to remove the Prepayment Option for Term Deal arrangements.

Termination of Loan

Each MLA typically has an initial term of one (1) year, after which the agreement automatically renews for successive one-year periods, unless either party otherwise terminates by indicating its desire to do so ten (10) days before the annual renewal date or upon thirty (30) days’ written notice to the other party. Individual Loans will terminate:

●    If a Term Deal, upon redelivery by borrower of the digital assets at the Maturity Date or sooner: (1) with the written approval of lender, in its sole discretion; and (2) subject to a prepayment penalty (if applicable);

●    If an Open Deal, upon redelivery of the borrowed assets by the borrower upon exercise of the Callable Option by either the borrower or lender; or

●    at the end of the term of the MLA: upon termination of the MLA, all outstanding Loans shall be deemed terminated, any loaned digital assets shall be redelivered and any fees owed shall be payable immediately. MLAs can be terminated for any reason (i.e., for convenience) at the election of either the borrower or the lender upon thirty (30) days; written notice to the counterparty.

MLAs typically represent “evergreen” contracts without a stated termination date that will remain in effect until terminated by one of the parties upon thirty (30) days’ notice to the other party. Termination of an MLA does not affect termination of any outstanding Term Sheets.

Redelivery of Borrowed Digital Assets

Upon termination, the borrower shall commence redelivery of the borrowed assets no later than 5:00 p.m. Eastern time on the Maturity Date, the Recall Delivery Day, or the Redelivery Day (as applicable).

Loaned assets are to be repaid directly to a wallet address designated by the lender. Generally, this obligation to repay the principal amount of the loan is required to be paid in the underlying digital asset.

Early Termination

For Loans issued under a Term Deal, if negotiated as part of the Loan Term Sheet or Lending Request up front, the borrower may inform the lender that they wish to return the assets prior to the Maturity Date.

The borrower may be required to pay a fee equal to a percentage of the Borrower Fee that would have accrued from loan inception to maturity (“Early Termination Fee”). Note, the Early Termination Fee is not applicable to Open Deals, and Galaxy Digital is not subject to Early Termination Fees for our borrowings.

February 9, 2023	GLXY-32

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Borrow Fee Calculation	Typically, under an MLA and corresponding Lending Request, the borrower is responsible for paying the “Borrow Fee” (as defined in the MLA) as agreed to in the Lending Request. The Borrow Fee will generally represent an annualized percentage that is calculated daily and payable on a monthly basis in the same type of digital assets as the principal amount of the Loan.
Additional Fees	Loans may also provide for additional fees whereby the borrower will be responsible for paying an “Upfront Fee” and an “Origination Fee” upon acceptance by the lender of a Term Sheet that is submitted by the borrower. The amount of such fees will be included in the Term Sheet and will be payable upon the first day following the Effective Date.
Collateral

The borrower may be required to post Collateral under a given Loan. Collateral may be comprised of U.S. Dollars or digital assets (the “Collateral”) to be agreed upon and stated in the Term Sheet. Generally, when Galaxy is the lender, Galaxy typically requires collateral between 130% and 200% of the principal value of the Loan to be maintained by the borrower. In certain circumstances, such as where there are asymmetric risk profiles that favor Galaxy, or with a select few counterparties with credit profile, track record and risk management expertise, we will consider lending with lower or no collateralization.

The amount of Collateral is determined based on a percentage of the value of borrowed digital currency as agreed upon in the Term Sheet.

The MLA typically grants the lender the ability to use the Collateral for its digital currency lending and borrowing business, including transferring the Collateral to other non-Galaxy Digital bank accounts. Certain Loans may provide the lender with a security interest in or lien on the Collateral without physically transferring the pledged assets to the lender.

Margin Calls	If the value of the loaned digital assets increases by a certain percentage specified in the Term Sheet (the “Margin Call Rate”) during the term of the Loan, the lender has the right to require the borrower to contribute additional Collateral such that the Collateral is at least the same percentage indicated in the Term Sheet relative to the value of the borrowed digital assets.
Default or Failure to Return Loan	If the borrower defaults on a given loan, the lender may use the Collateral to repay any obligations or to replenish the supply of the relevant digital assets.
Return of Collateral	Upon the borrower’s redelivery of the Loan, as confirmed on the relevant digital assets’ blockchain ten times, the lender shall return the Collateral to the borrower.

Galaxy accounts for the borrowing and lending of digital assets differently depending on whether the digital asset is a financial asset or an intangible asset.

February 9, 2023	GLXY-33

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Borrowing of digital assets

Digital financial asset borrowings are accounted for as a financial liability, similar to fiat loans, and measured at fair value. Galaxy presents digital intangible assets borrowed as liabilities, representing Galaxy’s obligation to return a given quantity of digital intangible assets to the lender. Galaxy determined that the digital intangible asset loans contain an embedded derivative feature that is indexed to the fair value of the underlying digital intangible asset. As such, the digital intangible asset loan is a compound instrument with an embedded feature that is measured at fair value. Galaxy observes that this accounting treatment is consistent with the guidance provided in the AICPA Digital Assets Working Group Practice Aid Question #26.

Lending of digital assets

Digital asset loans where the underlying digital assets meet the definition of a financial asset are assessed under ASC 860 to determine whether Galaxy has transferred control of the underlying assets. Galaxy concluded that such lending arrangements do not meet all the conditions in ASC 860-10-40-5, resulting in Galaxy retaining control of the digital financial assets on loan. However, as the digital financial assets on loan carry a credit risk that is not present in other digital financial assets held by the Company, such assets are recharacterized as Digital assets loan receivable, net of allowance on our consolidated statements of financial position. Galaxy assesses the digital financial asset loans for potential credit losses under ASC 326.

Digital intangible assets loaned are also presented as Digital assets loan receivable, net of allowance on the balance sheets and initially measured at the fair value of the underlying digital assets, as Galaxy concluded that it transfers control of the loaned digital assets to the customer. The difference between the carrying value of the derecognized digital intangible assets and digital assets loan receivable is recognized as Net gain on digital assets in the Company’s consolidated statement of operations. Where applicable, Galaxy evaluates the digital assets loan receivable for possible credit loss by applying the guidance in ASC Topic 326, Accounting for collaterals

Galaxy receives and pays collateral both in fiat currencies and various forms of digital assets. Galaxy has concluded that it transfers control of digital intangible assets posted as collateral in situations where the lender may rehypothecate the collateral. Galaxy has concluded that it retains control of all other collateral. All collateral posted is separately presented as Assets posted as collateral on the Company’s consolidated statements of financial position. Digital intangible assets posted as collateral for which Galaxy retains control continue to be measured for impairment. All other collateral is carried at fair value. Galaxy evaluates collaterals received under SAB Topic 121.8 If it does not obtain control of the collateral assets, a Counterparty digital assets balance is recognized and measured at fair value. An associated Counterparty digital assets liability is also recognized to represent the Company’s obligation to return the collateral assets.

8 The Company retroactively adopted SAB Topic 121 as of January 1, 2021.

February 9, 2023	GLXY-34

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

Where Galaxy obtains control of the collateral, the assets are recorded on the Company’s consolidated statements of financial position sheet based on their nature as either cash, digital intangible assets, or digital financial assets. A liability is recorded as Collateral payable and measured at the fair value of the underlying collateral assets.

*          *         *

Please do not hesitate to contact me at (212) 450-4565 (joseph.hall@davispolk.com) or Dan Gibbons at (212) 450-3222 (dan.gibbons@davispolk.com) if you have any questions regarding the foregoing or if we may provide any additional information.

Very truly yours,

/s/ Joseph A. Hall

cc:	Michael Novogratz, Chief Executive Officer, Galaxy Digital Holdings Ltd.
Alex Ioffe, Chief Financial Officer, Galaxy Digital Holdings Ltd.
Andrew Siegel, General Counsel and Chief Compliance Officer, Galaxy Digital Holdings Ltd.
Grant Block, Davidson & Company LLP
Carmen Newnham, Davidson & Company LLP
Michael J. Campanile, KPMG LLP
Robert B. Sledge, KPMG LLP
Evan Rosen, Davis Polk & Wardwell LLP
Dan Gibbons, Davis Polk & Wardwell LLP
Geoff Belsher, Blake, Cassels & Graydon L LP
Eric Moncik, Blake, Cassels & Graydon LLP
Jo Cunningham, Maples and Calder (Cayman ) LLP
Suzanne Correy, Maples and Calder (Cayman) LLP
Tim Coak, Maples and Calder (Cayman) LLP

February 9, 2023	GLXY-35

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX A

[***]

February 9, 2023	GLXY-36

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX B

[***]

February 9, 2023	GLXY-37

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.

U.S. Securities and Exchange Commission

ANNEX C

[***]

February 9, 2023	GLXY-38

Galaxy Digital Inc. and Galaxy Digital Holdings Ltd. request that the information contained in this letter, marked by “[***]”, be treated as confidential information pursuant to 17 C.F.R. § 200.83.